

June 7, 2012

<u>Via Email</u>
James H. Davis, Esq.
Executive Vice President
General Counsel & Secretary
Human Genome Sciences, Inc.
14200 Shady Grove Road
Rockville, MD 2080-7464

      **Re:**    **Human Genome Sciences, Inc.**
                **Schedule 14D-9/A**
                **Filed May 25, 2012**
                **File No.: 5-45295**

Dear Mr. Davis:

      We have reviewed the above referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9/A

1. We refer to your response to prior comment 3 of our letter dated May 22, 2012. Please confirm that should Goldman Sachs change its current intention and decide to adjust the terms of the capped call transaction during the pendency of the offer, the company will amend their recommendation statement to include disclosure of such change and its impact.

2. We refer to your response to prior comment 3 and disclosure in which you acknowledge that Goldman Sachs has regularly hedged and may continue to regularly hedge its exposure to the capped call transaction. Please provide us with your analysis of how any ongoing hedging activity by Goldman Sachs with respect to the company's common shares since public announcement of the offer is consistent with Exchange Act Rule 14e-5.

*     *     *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to the disclosure, the company is responsible for the accuracy and adequacy of the disclosures it has made.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email): Michael Rogan, Esq.
Skadden, Arps, Meagher & Flom LLP
Jay Smith, Esq.
DLA Piper LLP (USA)